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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-6811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DCF, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

819 Broad Street
(No. and Street)

Chattanooga	TN	37402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Thomas Decosimo — 423-266-4000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rodefer Moss & Co., PLLC
(Name – *if individual, state last, first, middle name*)

608 Mabry Road	Knoxville	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, J. Thomas Decosimo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DCF, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

Notary Public
my commission expires 12-28-22

SIBYL R. RECTOR STATE OF TENNESSEE NOTARY PUBLIC HAMILTON COUNTY

SEC Mail Processing
FEB 24 2021
Washington, DC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DCF, LLC

Statement of 15c3-3 Exemption Compliance

Decosimo Corporate Finance, LLC (DCF) claims an exemption from 17 C.F.R ss 240.1Sc3-3 per (k)(2)(i) of our FINRA Membership Agreement. DCF met that exemption provision throughout the fiscal year ended December 31, 2020 without exception.

Thomas Decosimo

J. Thomas Decosimo

CEO

FINANCIAL AND OPERATIONALCOMBINED UNIFORM SINGLE REPORT
PART II A

DCF, LLC

For the period from 01-01-20 to 12-31-20

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$	0
A. Increases		0
8 . Decreases		0
4. Balance, end of period (From item 3520)	$	0

DCF, LLC
TABLE OF CONTENTS
December 31, 2020

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of DCF, LLC (the "Company") (a Tennessee corporation), as of December 31, 2020, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplementary information on page 9 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on page 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as DCF, LLC's auditor since 2014.
Knoxville, Tennessee
February 18, 2021

DCF, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Cash and cash equivalents	$ 94,764
Accounts receivable	77,826
Computer and office equipment, at cost, less accumulated depreciation of $ 11,569	5,063
Other assets	10,649
Total Assets	$ 188,302

LIABILITIES AND MEMBERS' EQUITY

Accrued expenses	$ 7,800
Total Liabilities	7,800
Member's Equity	180,502
Total Liabilities and Members' Equity	$ 188,302

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2020

Revenues from contracts with customers	
Investment Banking Fees - M&A advisory	$ 1,828,850
Registered representative fee	37,560
Total revenue from contracts with customers	1,866,410
Expenses	
Advertising and promotion	9,636
Accounting and auditing fees	16,930
Bad debt expense	11,980
Computer and internet	5,180
Continuing Education	1,939
Consulting	1,725,571
Depreciation expense	2,093
Dues and subscriptions	19,002
FINRA compliance, fees and licenses	12,793
Insurance - Bonding	1,861
Legal fees	24,733
Office and administrative	4,887
Parking	2,056
Professional dues	2,815
SIPC assessment	4,151
Taxes and Licenses	1,257
Telephone	7,394
Travel, meetings and entertainment	4,444
Total Expense	1,858,722
Income from Operations	7,688
Interest Income	17
Net Income	$ 7,705

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2020

	J. Thomas Decosimo	Steven D. Silverman	Robert M. Rough	Total
Members' Equity, January 1, 2020	$172,797	$0	$0	$172,797
Net Income	4,623	1,541	1,541	7,705
Members' Equity, December 31, 2020	$177,420	$1,541	$1,541	$180,502

The accompanying notes are an integral part of these financial statements.

DCF, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2020

Cash Flows from Operating Activities	
Net Income	$ 7,705
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,093
Increase in accounts receivable	(57,597)
Decrease in Loan to member	3,960
Decrease in other assets	5,928
Increase in accrued expenses	6,745
Net cash flows from operations	(31,166)
Cash From Investing Activities	
Purchases of Equipment	(837)
Decrease in Cash and Cash Equivalents	(32,003)
Cash and Cash Equivalents at Beginning of Year	126,767
Cash and Cash Equivalents at End of Year	$ 94,764

The accompanying notes are an integral part of these financial statements.

DCF, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2020

Note 1. Form of Organization and Principal Business Activity

DCF, LLC (the "Company") is a Tennessee Limited Liability Company organized on November 20, 2008 and began operations in January 2009. The Company acts as an agent in mergers and acquisition transactions and arranging debt and equity financing. The Company also provides general financial advisory services to corporate clients. The Company, a broker/dealer, became a member of the Financial Regulatory Authority (FINRA) on June 22, 2009 and is a member of the Securities Investor Protection Corporation (SIPC). The Company operates as a Capital Acquisition Broker.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting The Company accounts for revenue and expenses on an accrual basis.

Advertising Costs Advertising costs are expensed as incurred. Advertising expense was $9,636 for the year ended December 31, 2020.

Property and Equipment Computer equipment and software, based on a three-year life, are stated at cost. Office equipment, based on a five-year life, is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the individual assets. Depreciation expense was $2,093 for the year ended December 31, 2020.

Income Taxes The Company has elected for income tax purposes to be taxed as a partnership; therefore, the taxable income or losses of the Company are passed through to the members. The income taxes are paid by the members; therefore, no provision for or benefit from income taxes is recorded in the financial statements of the Company. The Company's partnership returns for 2017, 2018, and 2019 are subject to audit by relevant state and federal taxing authorities.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2020, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

Use of Estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents For the purpose of the statement of cash flows the Company considers all highly liquid investments with original maturities of less than ninety days to be cash equivalents.

Receivables Receivables consist of receivable balances from affiliates and a sell-side client. All account balances as of December 31, 2020 are considered collectible.

Concentration of Risk The Company received substantially all of its revenue during 2020 from just over twenty clients. Except for fees from affiliated registered representatives, substantially all of the Company's revenue is project based and is not a recurring source of revenue.

Uninsured Cash Balances The Company as of December 31, 2020 had no cash deposits that exceeded the $250,000 FDIC insured amount. The Company does occasionally have cash balances that exceed $250,000 and is aware of this exposure and is comfortable in the financial position of the bank in which the funds are deposited.

Revenue Recognition The Company follows the five-step model provided by ASC Topic 606 in order to recognize its revenue in the following manner: 1) identify the contract; 2) identify the performance obligations of the contract; 3) determine the transaction price of the contract; 4) allocate the transaction price to the performance obligations; and, 5) recognize revenue.

The Company generates revenue from M&A Advisory Fees that results in retainers and success fee revenue, unregistered securities offerings, registered representative fees, and business valuation services. Each client is identified by contracts. Revenue is recognized in the following manners for the revenue generated by the Company.

M&A Advisory Fees The Company typically enters into contracts with clients calling for nonrefundable retainer fees to be paid at the beginning of the arrangement, and a variable consideration if a success fee is to be paid out once the merger or acquisition services is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognized retainer fees at a point in time, and success fees are only recognized if a transaction is finalized.

Unregistered Securities Offerings The Company typically enters into contracts with clients calling for nonrefundable retainer fees to be paid at the beginning of the arrangement, and a variable consideration if a success fee is to be paid out once the private placement of securities is successfully completed. This success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. Accordingly, the Company recognized retainer fees at a point in time, and success fees are only recognized if a transaction is finalized.

Registered Representative Fees Registered representative fees are billed at the beginning of each calendar quarter according to contracts signed with each representative. The fee is earned over the quarter the fee is billed.

Business Valuation Services Valuations are prepared according to executed engagement letters. A retainer is collected with the execution of the agreement which represents approximately 25% of the agreed upon fee. Monthly invoices are prepared representing the extent to which the valuation is complete. Any remaining balance of the fee is billed at the delivery of the valuation report.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Risk and Uncertainty On March 11, 2020 the World Health Organization designated COVID-19 a world health pandemic. Our existing contingency and disaster preparedness plans give management the tools necessary to guide the Company through such circumstances. We have evaluated the short-term and long-term impacts of this pandemic on the Company, the outcome of which is not predictable with assurance, and it is possible that the Company could be affected negatively by these circumstances. Although the ultimate financial impact of this pandemic cannot be ascertained, through a thorough evaluation of cash, revenue sources, and our overhead projections, management believes that any resulting financial impact did not materially affect the financial position of the Company as of December 31, 2020.

On March 27, 2020, President Trump signed into law the "Coronavirus Aid, Relief, and Economic Security ("CARES") Act." The CARES Act, among other things, includes provisions relating to refundable payroll tax credits, deferment of employer side social security payments, and increased limitations on qualified charitable contributions.

Note 3. Date of Management Review

For the year ended December 31, 2020, the Company has evaluated subsequent events for potential recognition and disclosure through February 18, 2021, the date of the financial statements issuance and has determined that no event has occurred requiring disclosure.

DCF, LLC

SUPPLEMENTARY INFORMATION

December 31, 2020

See report of independent registered public accounting firm.

DCF, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2020

Net Capital	$ 180,502
Members' equity allowable for net capital	
Other (deductions) or allowable credits:	
Deductions and/or charges:	
Non-allowable assets:	
Receivables from Non Customers	77,826
Net Fixed Assets	5,063
Other Assets	10,649
Net Capital	$ 86,964
Aggregate Indebtedness	$ 7,800
Computation of Basic Net Capital Requirement	
Minimum net capital	$ 520
Minimum dollar net capital requirement	$ 5,000
Excess net capital	$ 81,964
Net capital less 120% of minimum dollar net capital requirement	$ 80,964
Percentage of aggregate indebtedness to net capital	8.97 %
Percentage of debt to equity	0.00 %

There is no material difference between the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2020.

See report of independent registered public accounting firm.

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Members
of DCF, LLC

We have reviewed management's statements, included in assertions made in Part 11A of the Company's Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) DCF, LLC (the "Company") does not claim exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of SEC Release No. 34-70073 because the Company limits its business activities exclusively to: mergers and acquisitions and advisory services and (2) the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 18, 2021

• Certified Public Accountants
• Business Advisors

p: 865.583.0091
f: 865.583.0560
w: rodefermoss.com
608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm On Applying Agreed-Upon Procedures

To the Members
of DCF, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by DCF, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 18, 2021